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U.S. SECURI  ON
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05044336

Informati
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-25043

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM / DD / YY) AND ENDING June 30, 2005 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER:
John A Siberell & Co

Official Use Only
3406
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
Key Bank Bldg Room 824
202 So Michigan St
(No. and Street)



South Bend, IN 46601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald A Siberell 1 574 232 4855
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

Frizzo, App & Associates LLP
220 West High St
Elkhart, IN 46516
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, John A Siberell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John A Siberell & Co, as of ________, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

General Partner
Title

[signature]
Notary Public
June 15, 2009, St Joseph City Ind.

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John A. Siberell & Co.

Financial Statements

June 30, 2005

JOHN A. SIBERELL & CO.
South Bend, Indiana

FINANCIAL STATEMENTS
June 30, 2005

CONTENTS

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
June 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

John A. Siberell & Co. (the "Company") is a securities dealer located in Northern Indiana.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Securities owned for which there is a market on a securities exchange or an independent publicly quoted market are valued at the last sales price or at the most recent bid quotation. Securities owned which are not readily marketable are valued by the Partnership.

Securities transactions and related income and expenses are recorded on a settlement date basis which is generally the third business day following the trade date.

State and federal income taxes have not been provided because partners are required to report their proportionate shares of taxable income or loss in their individual income tax returns.

NOTE 2 - NET CAPITAL RULE

The Company, as a member of the Chicago Stock Exchange, Inc. is subject to the Exchange's Net Capital Rule which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The ratio for the Company at June 30, 2005 was .026 to 1. At June 30, 2005, the required capital was $250,000 and the net capital was $2,067,144.

NOTE 3 - OMISSION OF CERTAIN SCHEDULES FROM REPORT

At June 30, 2005 there were no items necessary for disclosure concerning information relating to the possession or control requirements under Rule 15c3-3; therefore, no such schedule is included in this report. In addition, no statement of changes in liabilities subordinated to claims of general creditors has been prepared as no such liabilities exist.

NOTE 4 - AVAILABILITY OF STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2005 statement of financial condition is available for examination and copying at the Partnership's office, and at the Principal and Chicago Regional Office of the Commission.

NOTE 5 - LEASE AGREEMENTS

The Company leases office facilities in South Bend, Indiana for $630 per month under an agreement which expires on December 31, 2008.

NOTE 6 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents include regular business checking accounts on deposit with local banks. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining deposits in a high quality financial institution. At each institution, deposits up to $100,000 are insured by an agency of the federal government. The organization exceeded the insured limit by $1,654,521 for the year then ended June 30, 2005.

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
June 30, 2005

ASSETS

Current assets	
Cash and cash equivalents	1,854,521
Prepaid insurance	706
Deposits in clearing funds and special reserve	88,709
Receivables from customers on cash and margin accounts	158,599
Receivables from brokers	20,502
Receivable from non-customers	6,355
Total current assets	2,129,392
Other assets	
Exchange membership (at cost)	8,350
Office furnishings and auto (net of accumulated depreciation of $20,539)	101
Total other assets	8,451
Total assets	$2,137,843

LIABILITIES AND PARTNERSHIP CAPITAL

Current liabilities	
Payables to customers	55,140
Payables to non-customers	47
Total current liabilities	55,187
Partnership capital	2,082,656
Total liabilities and partnership capital	$2,137,843

REPORT OF INDEPENDENT AUDITORS

To the Partners
John A. Siberell & Co.
South Bend, Indiana

We have audited the statement of financial condition of John A. Siberell & Co. as of June 30, 2005. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2005 in conformity with generally accepted accounting principles.

Frizzo, App & Associates LLP

Frizzo, App & Associates LLP
July 28, 2005

See accompanying notes to the financial statement.



Frizzo, App & Associates LLP

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Partners
John A. Siberell & Co.
South Bend, Indiana

We have audited the accompanying statement of financial condition of John A. Siberell & Co. as of June 30, 2005 and the related statements of income and partnership capital and cash flows for the year then ended. These financial statements are the responsibility of the management of John A. Siberell & Co. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frizzo, App + Associates LLP

Frizzo, App & Associates LLP
Elkhart, Indiana
July 28, 2005

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
June 30, 2005

ASSETS

Current assets	
Cash and cash equivalents	$1,854,521
Prepaid insurance	706
Deposits in clearing funds and special reserve	88,709
Receivables from customers on cash and margin accounts	158,599
Receivables from brokers	20,502
Receivables from non-customers	6,355
Total current assets	2,129,392
Other assets	
Exchange membership (at cost)	8,350
Office furnishings and auto (after accumulated depreciation of $20,539)	101
Total other assets	8,451
Total assets	$ 2,137,843

LIABILITIES AND PARTNERSHIP CAPITAL

Current liabilities	
Payables to customers	$55,140
Payables to non-customers	47
Total current liabilities	55,187
Partnership capital	2,082,656
Total Liabilities and partnership capital	$ 2,137,843

See accompanying notes and accountants' audit report.

JOHN A. SIBERELL & CO.
STATEMENT OF INCOME AND PARTNERSHIP CAPITAL
Year Ended June 30, 2005

Revenues	
Commissions	$334,985
Interest	6,899
Total Revenue	341,884
Expenses	
Commissions and floor brokerage	34,641
Communications	44,960
Occupancy	18,545
Salaries	84,590
Other operating expenses	59,631
Total operating expenses	242,367
Net income	99,517
Partnership capital at beginning of year	2,143,993
Partners' draws	160,854
Partnership capital at end of year	$ 2,082,656

See accompanying notes and accountants' audit report.

JOHN A. SIBERELL & CO.
STATEMENT OF CASH FLOWS
Year Ended June 30, 2005

Cash flows from operating activities	
Net income	$ 99,517
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation expense	1,292
Increase in receivables	(9,620)
Increase in prepaids	(706)
Decrease in payables	(16,211)
Total adjustments	(25,245)
Cash provided (used) by operating activities	74,272
Cash flows from financing activities	
Partners' draws	(160,854)
Cash provided (used) by financing activities	(160,854)
Net increase (decrease) in cash	(86,582)
Cash at beginning of year	1,941,103
Cash at end of year	$ 1,854,521

See accompanying notes and accountants' audit report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of John A. Siberell & Co. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business: John A. Siberell & Co. (the "Company") is a securities dealer located in Northern Indiana.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Securities Owned: Securities owned for which there is a market on a securities exchange or an independent publicly quoted market are valued at the last sales price or at the most recent bid quotation. Securities owned which are not readily marketable are valued by the Company. Unrealized gains and losses are recognized in the statement of income and partnership capital.

Revenue Recognition: Securities transactions and related income and expenses are recorded on a settlement date basis which is generally the third business day following the trade date.

Income Taxes: State and federal income taxes have not been provided because partners are required to report their proportionate shares of taxable income or loss in their individual income tax returns.

Profit Sharing: The Company has a SEP plan for all active employees. The expense of $6,732 for the year is equal to the plan contribution.

NOTE 2 – NET CAPITAL RULE

The Company, as a member of the Chicago Stock Exchange, Inc., is subject to the Exchange's Net Capital Rule which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. The ratio for the Company at June 30, 2005 was .026 to 1. As disclosed in the schedule of the computation of net capital at June 30, 2005, the required capital was $250,000 and the net capital was $2,067,144. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in the supplementary information of this report as compared to the corresponding June 30, 2005 filing of the FOCUS Report.

Continued

NOTE 3 – OMISSION OF CERTAIN SCHEDULES FROM REPORT

At June 30, 2005, there were no items necessary for disclosure concerning information relating to the possession or control requirements under Rule 15c3-3; therefore, no such schedule is included in this report. In addition, no statement of changes in liabilities subordinated to claims of general creditors has been prepared as no such liabilities exist.

NOTE 4 – AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2005 statement of financial condition is available for examination and copying at the Partnership's office, and at the Principal and Chicago Regional Office of the Commission.

NOTE 5 - LEASE AGREEMENTS

The Company leases office facilities in South Bend, Indiana for $630 per month under an agreement which expires on December 31, 2008.

The future minimum payments on the above lease are as follows:

Year	Amount
2006	$7,560
2007	$7,560
2008	$7,560

NOTE 6 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents include regular business checking accounts on deposit with local banks. Statement of Financial Accounting Standards No. 105 identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining deposits in a high quality financial institution. At each institution, deposits up to $100,000 are insured by an agency of the federal government. The organization exceeded the insured limit by $1,654,521 for the year ended June 30, 2005.

SUPPLEMENTARY INFORMATION

JOHN A. SIBERELL & CO.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C3-3
June 30, 2005

Partnership capital (including unrealized gains)	$ 2,082,656
Ownership equity not allowable as net capital	
Exchange membership	8,350
Net office furnishings & auto	101
Other non-allowable assets	7,061
Net capital	2,067,144
Required capital (the greater of $250,000 or 6-2/3% of aggregate indebtedness)	250,000
Excess net capital	$ 1,817,144

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding June 30, 2005 filing of the FOCUS Report.

See accompanying notes to financial statements.

JOHN A. SIBERELL & CO.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
June 30, 2005

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$55,140
Total credits	55,140
Debit balances	
Debit balances in customers' cash and margin Accounts (after statutory allowance for doubtful collections of $1,586)	157,013
Fail to deliver customer securities	20,502
Total debits	177,515
Excess of total debits over total credits	$ 122,375
	No reserve is necessary

No material differences exist between the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in this schedule and the corresponding June 30, 2005 filing of the FOCUS Report.

See accompanying notes to financial statements.



Frizzo, App & Associates LLP

Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

To the Partners
John A. Siberell & Co.
South Bend, Indiana

In planning and performing our audit of the financial statements of John A. Siberell & Co. for the year ended June 30, 2005, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal controls.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have conducted a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by John A. Siberell & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Frizzo, App & Associates LLP

Frizzo, App & Associates LLP
Elkhart, Indiana
July 28, 2005